August 21, 2007

Mail Stop 7010

By U.S. Mail and facsimile to (972)444-1505

Mr. Rex W. Tillerson
Chief Executive Officer
Exxon Mobil Corporation
5959 Las Colinas Blvd.
Irving, Texas 75039-2298

> **Re: Exxon Mobil Corporation**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 11, 2007**
> **File No. 333-128750**

Dear Mr. Tillerson:

We have limited our review of your definitive proxy statement to your executive compensation and other related disclosure and have the following comments. Our review of your filing is part of the Division's focused review of executive compensation disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Compensation Committee, page 8

1.   We refer you to Instruction 1 to Item 402(b) and Item 402(b)(2)(x) of Regulation S-K. While you reference the use of tally sheets by the committee, you have not

provided sufficient disclosure regarding the importance or relative weight of the tally sheets when used by the compensation committee. If material to an understanding of the compensation awarded, address all material items considered on a tally sheet and the relative importance of the sheets in the awarding of compensation in a given year. Please also disclose for each named executive officer the material items on the officer's tally sheet that directly impacted the awards made to the officer in a given year.

Compensation Discussion And Analysis, page 19

2.   While disclosure of the overall business model and results achieved during fiscal 2006 is important to provide context to the disclosure regarding compensation, please revise to concisely and clearly describe the material elements of your compensation program. As such, rather than providing a two-page matrix of long-term strategies and results achieved in a given year, revise your disclosure to succinctly and more precisely clarify which business results or which specific elements of your business model were considered in establishing the compensation awarded to each of the named executive officers.

3.   Instruction 2 to Item 402(b) of Regulation S-K notes that the discussion in the Compensation Discussion and Analysis section may address, among other things, specific decisions made or actions taken during the last fiscal year that are material to an understanding of the compensation awarded to an executive officer during the last fiscal year. In addition, the instruction notes that in certain situations, discussion of prior years may be necessary in order to give context to the disclosure provided with respect to the most recent fiscal year. We note the omission of any discussion regarding the succession of Mr. Tillerson to the position of chief executive officer in fiscal 2006 and of how his compensation was structured relative to his predecessor or vis-à-vis the other named executive officers. Disclosure of changes to the compensation (both form and type) awarded in the prior fiscal year or that can be earned by Mr. Tillerson in future years as compared to the compensation awarded to Mr. Raymond, the prior Chief Executive Officer, would appear to be material information relevant to a shareholder's understanding of the compensation awarded to Mr. Tillerson and the company's compensation objectives overall. Please revise your disclosure accordingly.

4.   We direct you to Item 407(e)(3)(iii) of Regulation S-K. Please revise your disclosure to more fully describe the material elements of the role of the compensation consultants retained by the company. Please disclose the nature and scope of their respective assignments and the material elements of the instructions and directions given to the consultants with respect to the performance of their duties.

5. We refer you to Item 402(b)(1)(i) of Regulation S-K which requires disclosure of the company's compensation program objectives. You state on page 19 your business objective. You also provide disclosure of broad general objectives for executive performance and development as well as what appear to be compensation program objectives. Please reconcile your disclosure on page 19 with disclosure on page 25 in which you appear to articulate additional objectives of the compensation program. Please revise your discussion to clearly identify at the forefront of the Compensation Discussion and Analysis, the principal objectives of your compensation program.

6. Although you disclose that the board does not use "specific quantitative targets or formulas to assess executive performance or determine compensation," you also disclose that an executive's performance must be "high" in all key performance areas in order for the executive to receive an overall "superior evaluation." You subsequently disclose on page 24 that named executive officers are expected to perform at the "highest" levels or are replaced. Your references to the high standard of performance expected of the named executive officers suggests that some consideration is given to quantitative and qualitative factors and/or targets that are insufficiently disclosed and explained in your discussion. See Items 402(b)(2)(v)-(vi) of Regulation S-K. Additionally, rather than stating that the company chooses not to focus on "specific" targets or formulas, disclose any targets or formulas used to determine the compensation awarded to executives during the last fiscal year. To the extent you believe that disclosure of these targets is not required because disclosure would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation supporting your conclusion. Please also note that to the extent disclosure of the quantitative or qualitative performance-related factors would cause competitive harm, you are required to discuss how difficult it will be for you to achieve the target levels or other factors. Please disclose the factors considered by the compensation committee in setting performance-related objectives. Please see Instruction 4 to Item 402(b) of Regulation S-K.

Salaries, page 25

7. We note disclosure in the narrative to the summary compensation table that indicates salary increases for Messrs. Tillerson and Humphreys. Please disclose in greater detail the reasons for the increases in these officers' salaries. For example, provide disclosure of the material terms of Mr. Tillerson's employment agreement and how the terms of such agreement factored into the compensation he was awarded in fiscal 2006 and will be awarded in 2007.

Compensation Program, page 25

8.   For each named executive officer and for each element of compensation awarded, identify the "individual performance assessments," "experience," and/or "level of responsibility" of a named executive officer that were considered and that determined the actual amount of compensation awarded during fiscal 2006. See Item 402(b)(2)(vii) of Regulation S-K.

9.   We direct you to Instructions 1 and 3 of Item 402(b) of Regulation S-K. Revise your discussion to clarify or expand upon the following:

- the other "business performance factors" that determine the size of the bonus pool;
- the specific quantitative limitations you indicate are considered when assessing overall company performance in order to adjust for atypical and volatile changes in performance that are a unique characteristic of the oil and gas industry within which you operate;
- on an individual versus aggregate basis, stock ownership as a percentage of salary of the named executive officers; and,
- the "range of factors" the Compensation Committee takes into consideration when making annual salary and incentive award decisions.

10.   Please revise to clarify your disclosure on page 25 regarding the delayed timing of the annual bonus payment. You state that should the cumulative earnings per share not reach $4.25 within three years, the delayed portion would be "correspondingly reduced" yet also note that it is not the intent of the earnings per share trigger to reduce the amount. Expand to provide an example of when, if ever, the cumulative earnings per share target would not be reached and the bonus amount would be reduced.

11.   As noted in Section II.B.1 of Release 33-8732A, the compensation discussion and analysis should be sufficiently precise to identify material differences in compensation policies with respect to individual executive officers. For example, please explain why the PFO, given his level of responsibility, was relatively less compensated than other less senior executives. We note disclosure that bonus amounts are awarded by reference to, among other things, the individual officer's "level of responsibility". Similarly, discuss why the total compensation awarded to the chief executive officer is approximately $3.8 million in excess of the next highest paid named executive officer (excluding Mr. Galante).

Restricted Stock, page 26

12.   Note 14 to the financial statements provides information regarding the 2003 Incentive Program of the company, yet there is no discussion identifying this program in the Compensation Discussion and Analysis. We note that 179,705,000 shares remain available for grant under the program. If necessary to an understanding of your current, past and prospective compensation program,

revise to describe the material components of the program.   Similarly, please clarify how the program has been used in the past to compensate executives (i.e. clarify whether the current awards of restricted stock and prior option awards were made pursuant to the program).

13.   Please supplement your disclosure to identify the purpose for prior awards of "career shares" and the reasons for the apparent discontinuation of the awards of career shares since 2001. If career shares are still capable of being awarded, please disclose this fact.

Pension and Savings Plans, page 27

14.   We refer you to Item 402(b)(1)(vi) of Regulation S-K. In light of the stated objective of the program to align executive interests with the long-term interests of shareholders, expand your disclosure to discuss why the pension formula is determined through reference to both amounts actually paid (salary and bonus) as well as bonus amounts deferred and that are subject to conditions such as those specified on page 25.

Benchmarking, page 28

15.   Given the variety of companies across the industry against which you benchmark compensation, please disclose how consideration is given to differences amongst the companies in the comparator group and how your analysis adjusts for such differences. See Item 402(b)(2)(xiv) of Regulation S-K.

16.   We note that base salaries are targeted generally in a range "around the median." In subsequent filings, avoid general references and identify the specific targeted percentile of each element of compensation for each named executive officer. Please also disclose the percentiles represented by *actual* compensation paid for 2006. In addition to disclosing actual compensation awarded relative to a targeted percentile, please identify the named executive officers whose actual compensation falls outside of the targeted percentile range and the reasons for any deviations. See Item 402(b)(2)(xiv) of Regulation S-K.

Termination and Change in Control Benefits, page 41

17.   We direct you to Release 33-8732A which references the principles-based model of disclosure upon which the new rule requirements are based. Please revise this section to provide meaningful context to the disclosure provided. For example, supplement your discussion to state whether there have been any changes in the manner in which post-termination payments are made in light of more recent and material termination events involving former executive officers. We note the post-termination amounts paid during 2006 to former executive officer Lee Raymond. To the extent material to a more complete understanding of how post-

termination policies may work in practice, revise your disclosure accordingly.

18.   Item 402(j) of Regulation S-K requires quantitative disclosure of the potential payments assuming a triggering event occurred on the last date of the fiscal year. Referring investors to the prior disclosure that is scattered throughout the proxy does not facilitate their understanding of the potential payments that would be triggered upon a termination event. Moreover, provide in a coherent and concise manner, a summary of <u>all</u> the disclosure items, required by Item 402(j) of Regulation S-K. Assuming that the executive officer has not engaged in detrimental activity, revise to include in this section all of the information required by Item 402(j). Consider presenting the disclosure in a tabular format to facilitate readers' comprehension.   See generally, Item 402(j)(2) and Instruction 1 to Item 402(j) of Regulation S-K. In addition, we refer you to Item 402(b)(1)(v) and 402(j)(3) of Regulation S-K. Please provide analysis of how the appropriate payment and benefit levels are determined under the various circumstances that trigger payments or provision of benefits under the employment agreements.

        Please respond to our comments by September 21, 2007, or tell us by that time when you will provide us with a response.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

    •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

    •   staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

    •   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

Please contact me at (202) 551-3757 with any questions.

Sincerely,

Mellissa Campbell Duru
Attorney Advisor